

November 5, 2014

Via E-mail
Kendall Smith
Chief Executive Officer
Aja Cannafacturing, Inc.
533 Birch Street
Lake Elsinore, CA 92530

      Re: Aja Cannafacturing, Inc.
            Preliminary Information Statement on Schedule 14A
            Filed October 24, 2014
            Response dated November 3, 2014
            Amendment No. 1 to Form 8-K
            Filed November 3, 2014
            File No. 000-55014

Dear Mr. Smith:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 8-K

Item 5.01 Changes in Control of Registrant

1. Please further revise your disclosure under Item 5.01 to provide information that would be required under Form 10 pursuant to the Securities Exchange Act. Please refer to Item 5.01(a)(8) of Form 8-K. We note that prior to the change of control transaction on October 17, 2014, your interim financial statements from Form 10-Q filed July 21, 2014 showed nominal assets, cash and operations. Alternatively, please provide an analysis of your shell company status under Rule 12b-2 of the Securities Exchange Act.

You may contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Joe Laxague, Esq.
        Kayla Dikerson, Esq.
        Clark Corporate Law Group LLP